

Mail Stop 4628

May 11, 2016

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8530 Wilshire Blvd., Suite 450
Beverly Hills, California 90211

> **Re:** **Barfresh Food Group, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Response Dated April 29, 2016**
> **File No. 333-203340**

Dear Mr. Delle Coste:

We have reviewed your April 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2016 letter.

Exhibits, page 39

1.   We note your response to our prior comment 2, in which you attribute demand for your products that Sysco sells to end-customers to come primarily through the efforts of your sales agents. However, we note that in the transition report on Form 10-K filed on March 30, 2016, within the "Management's Discussion and Analysis and Results of Operations" on page 17, you disclose that you have been selected as one of five vendors named to Sysco's "Cutting Edge Solution" (CES) Platform, and as such will receive national advertising and marketing from Sysco. Further, you disclose that all 72 of Sysco's operating companies will participate in the CES program, and that such companies will be evaluated by Sysco on their success in moving your and the other CES products. From this disclosure, it appears that Sysco personnel will be incentivized to sell your products to their end-customers. Considering the efforts and incentives of Sysco

personnel it does not appear that your sales agents are necessarily primarily responsible for sales to the end-customer.

In your March 30, 2016, Business Update Conference Call, the webcast of which is available at www.barfresh.com/presentations, your President Joseph Cugine discusses your relationship with Sysco. Mr. Cugine explains that you have been able to partner with Sysco's sales personnel to expand the companies you can reach without increasing your own sales force. Mr. Cugine describes your sales representatives presenting product demonstrations to Sysco sales agents, as opposed to end-use customers. Furthermore, Mr. Cugine states that Sysco is requiring its sales representatives to sell certain volumes of your products.

Given your descriptions of the efforts of Sysco personnel and the attendant increase in your sales attributable to your relationship with Sysco, we believe that this contract is of the type upon which your business is substantially dependent and should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

2.	We have considered your response to prior comment 3. Please provide us supplementally with a copy of the PepsiCo agreement. We refer you to the provisions of Rule 418(b) under Regulation C.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources